Exhibit 99.2

Farmmi Inc. Announces the Closing of a

Private Placement for $7.5 Million

LISHUI, China, November 9, 2018 /PRNewswire/ -- Farmmi, Inc. (FAMI) (“Farmmi” or the “Company”), an agriculture products supplier in China, today announced that it closed on November 8, 2018 a previously announced securities purchase agreement with an institutional investor, raising approximately $7.5 million in the private placement. After deducting offering expenses, the net proceeds will be used for general working capital purposes.

The securities sold by the Company in the private placement consisted of (a) senior convertible note with an aggregate principal amount of $7,500,000 (the “Note”) which is initially convertible into an aggregate of 1,198,084 of the Company’s ordinary shares (“Ordinary Shares”) at the rate of $6.26 per share (“Conversion Price”) and (b) warrants to purchase an aggregate of 800,000 Ordinary Shares at an exercise price of $6.53 per share (the “Investor Warrants”). The Note matures in seventeen months and carries an interest rate of 10% per year. In addition, the Registrant issued warrants to purchase 10% of the shares placed under the Note (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Investor and Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

The Investor and Placement Agent Warrants are exercisable by the holders thereof at any time before November 1, 2022. One year from the date of issuance of the Warrants, the Exercise Price of the Warrants will be lowered to the then-current Market Price (as such term is defined in the Note) of an Ordinary Share, if such Market Price is less than the initial Exercise Price.

FT Global Capital, Inc. acted as the exclusive placement agent for the transaction.

The Company has agreed to register for resale the Ordinary Shares underlying the Note and the Warrants with the Securities and Exchange Commission (the “Registration”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (the "Company") (Nasdaq: FAMI), is an agricultural products supplier and primarily processes and sells Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products. In addition, Farmmi Liangpin Market, the Company's ecommerce platform, provides an opportunity for consumers to access locally sourced agricultural products. For further information regarding the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations at:

Tina Xiao, President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com